Exhibit (a)(5)(j)

Actel / Microsemi Merger

Employee Questions & Answers

October 20, 2010

Employee questions relating to equity

•	What happens to my vested equity?

•	What happens to unvested options and RSUs?

•	What will happen to the current ESPP?

•	Are there any restrictions on Actel employees trading Microsemi stock?

Response:

The treatment of employee equity is covered specifically in the merger agreement formally filed with the Security and Exchange Commission. To try to cover each employee’s situation regarding equity question in this format is difficult and inappropriate. Employees can consult the merger agreement directly at www.sec.gov. At the appropriate time after the close of the merger, each employee will be notified individually as to the treatment of their specific equity situation.

Employee questions relating to benefits

•	Will Kaiser still be offered?

•	Will there be a change to the level of coverage under the medical plans?

•	What happens to the 401(k) plan?

•	What happens to the Deferred Compensation Plan?

•	Are domestic partners covered under the medical plans (same and opposite sex)?

•	I am in the middle of a tuition reimbursement class. Will it be reimbursed after the merger?

•	Will we continue the Health care opt-out incentive?

•	Will Actel seniority be carried over?

•	How does this affect sabbatical?

Response:

The changes in HR policies, programs, systems and benefits are still being reviewed. Details regarding any changes in these plans will be communicated once we finalize the transaction.

Microsemi does intend to recognize Actel seniority in determining benefit levels that are based on length of service.

Employee questions relating to compensation

•	What about promotions/raises?

•	With new management coming in, what impact will this have on the review process in India?

•	What is the status of the FY 2010 bonus program?

Response:

The timing and status of salary increases are under review and further communications will be provided after the close of the merger.

Employee questions relating organization/strategy

•	Will the Actel name remain, as a division or in product names?

•

Actel’s product brands have earned a strong reputation in the industry, such as Igloo, Fusion, SmartFusion, RTAX etc, and Microsemi is fully committed to the success of these products in the market. Regarding the Actel name and brand, the combined name of the company will be Microsemi. It is important that we are all on the same team, wearing the same jersey in order to win together.

•	Will there be organizational restructuring as a result of this acquisition?

•

As in any acquisition, we will be reviewing both the Microsemi and Actel organizations to determine the most optimal integration for the company. Until the review is finalized, it is business as usual and it would be premature to speculate on organizational issues.

•	What is the impact on current planned projects?

•

Actel’s products have a strong position in the markets that Microsemi is most focused on. Products such as Igloo, Fusion, SmartFusion, RTAX etc have been very successful in our focused applications and Microsemi is fully committed building on the success of these products. As in any technology company, projects are continuously reviewed against corporate strategy.

•	Will the headcount be reduced further?

•	Until the review is finalized, it is business as usual and it will be premature to speculate on organizational issues.

•	Will Finance and HR be let go?

•	Until the transaction is finalized, it is business as usual and it will be premature to speculate on organizational issues.

•	What will happen with the MV location?

•	The Mountain View location is expected to remain as the primary location for the FPGA division upon the transaction close.

•	Where is the corporate headquarters? (Irvine)

•	2381 Morse Avenue, Irvine, CA

•	If we don’t work on RTAX products, do we still have our jobs?

•

Until the review is finalized, it is business as usual and it will be premature to speculate on organizational issues. However, Actel’s products have a strong position in the markets that Microsemi is most focused on. Products such as Igloo, Fusion, SmartFusion, RTAX etc have been very successful in our focused markets and Microsemi is fully committed building on the success of these products.

•	The press release and Communication Meeting seem to indicate that Microsemi is only interested in mixed signal and RT products. What impact will this have on Actel India operations?

•

There is certainly very strong interest in mixed signal and RT solutions. However, Microsemi recognizes the high value in igloo and other products as well. Actel’s products have a strong position in the markets that Microsemi is most focused on. Products such as Igloo, Fusion, SmartFusion, RTAX etc have been very successful in our focused applications and Microsemi is fully committed building on the success of these products. Until the transaction is finalized, it is business as usual and it will be premature to speculate on organizational issues.

•	Will Canadian employees be merged into the new company?

•	Until the review is finalized, it is business as usual and it will be premature to speculate on organizational issues.

•	Is Microsemi comfortable having an operation in India? Will they continue the growth in India?

•

Microsemi has a worldwide presence and is comfortable having offshore expertise and locations. However, until the review is finalized, it would be premature to speculate on any specific plans for any site.

•	What is the status of an ITAR license for India?

•	Microsemi is still in its due diligence process and cannot comment on this subject.

•	Will there be any commercial products? Or only Hi-Rel?

•

Microsemi and Actel have each been successful in supplying not only HiRel, but also commercial products. As a team, we will continuously review the applications and customers that we are focused on and ensure that we are going after the design wins that value our (Actel’s and Microsemi’s) substantial differentiation and support those design wins across all our markets – Security & Defense, Commercial Aerospace Aviation, Industrial (including Medical and Alternative Energy) and Enterprise & Commercial.

•	Is the plan to sustain the current commercial products, or to have a roadmap for new devices?

•

Similar to the answer above, there are many commercial design wins that are profitable and we will continue to pursue and grow that business – we expect to win more there. The focus however will be on those sockets and applications that value our differentiation and allow us to be profitable in those cases. Additionally, we will always continue to drive for newer and better products in the roadmap to make sure we stay on the leading edge in our focus markets.

•	How do you specifically define your plan for the company based on the following comments regarding the acquisition of Actel?

•	“…to improve the mix of the business and to increase shareholder return by trimming non-productive commercial efforts and their related expenses”, and

•	“…we will not continue to dilute profitability by chasing the two big competitors in the marketplace today.”

•

Simply focus on opportunities where the differentiation is valued by the customer and on those designs that are profitable. We are (Actel today and Microsemi soon) strong enough and have enough differentiation to find those applications where we are far and away the leaders. By the way, Actel’s sales team has commenced this process and has been quite successful as of late enriching the product mix with higher value and higher margin shipments. As Microsemi we will enhance, strengthen and continue down that path – One socket, one design at a time, not by cutting complete highly differentiated, highly valued product lines already successful in the market.

In connection with the tender offer commenced by Microsemi, the Company has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. The Company’s shareholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to Microsemi’s tender offer because it contains important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that the Company may file with the SEC are available at the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department at 650-318-4700. This communication does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to Microsemi’s tender offer or otherwise.